
July 18, 2023

Frank Orzechowski
Chief Financial Officer
Sigma Additive Solutions, Inc.
3900 Paseo del Sol
Santa Fe, NM 87507

> **Re: Sigma Additive Solutions, Inc.**
> **Form 10-K for the Year Ended December 31, 2022**
> **Filed March 30, 2023**
> **File No. 001-38015**

Dear Frank Orzechowski:

We issued comments to you on the above captioned filing on June 27, 2023. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by August 1, 2023.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Heather Clark at 202-551-3624 or Melissa Gilmore at 202-551-3777 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing